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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2008

WAVECOM S.A.

3, esplanade du Foncet
F-92442 Issy-Les-Moulineaux Cedex, France
Tel: 00 33 1 46 29 08 00
(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

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UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

and

OPERATING AND FINANCIAL REVIEW

For the six months ended June 30, 2008

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Note	Year ended	Six months ended June 30,
		December 31,
		2007	2007	2008

		Euro	Euro	Euro
Revenues :
Product sales		198 510	103 562	70 309
Service revenue		3 827	665	2 693

Total revenues	1	202 337	104 227	73 002
Cost of revenues :
Cost of goods sold		104 650	56 152	32 568
Cost of services		5 833	3 158	2 478

Total cost of revenues		110 483	59 310	35 046

Gross profit		91 854	44 917	37 956
Operating expenses :
Research and development		33 562	15 937	19 043
Sales and marketing		22 740	11 153	13 008
General and administrative		22 855	11 484	9 557

Total operating expenses		79 157	38 574	41 608

Operating income		12 697	6 343	(3 652)

Interest income and other financial income, net		1 834	836	1 695
Foreign exchange gain (loss), net		(1 442)	(98)	127

Total financial income		392	738	1 822

Income before income (loss) taxes		13 089	7 081	(1 830)
Income tax expense (benefit)	11	(4 310)	103	(45)

Net income (loss)		17 399	6 978	(1 785)

Basic net income (loss) per share		1.15	0.45	(0,12)

Diluted net income (loss) per share		1.02	0.42	(0,12)

Number of shares used for computing :
- basic		15 129 600	15 424 475	15 257 142
- diluted		17 470 234	16 515 843	15 257 142

See notes to unaudited condensed financial statements

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UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

		At December 31,	At June 30,
	Note	2007	2008

		Euro	Euro
ASSETS
Current assets :
Cash and cash equivalents		4 677	3 745
Marketable securities	1	134 610	127 065
Accounts receivable		29 467	23 050
Inventory	3	6 032	4 302
Value added tax recoverable		1 124	774
Prepaid expenses and other current assets	4	3 141	3 648
Deferred tax assets		4 514	4 514

Total current assets		183 565	167 098
Long-term investments	1	3 731	5 706
Other assets and Interests in associates		4 517	4 290
Research tax credit		2 049	2 758
Income tax receivable		13 083	13 083
Intangible and tangible assets, net	5	16 336	19 911
Goodwill		8 117	16 678

Total assets		231 398	229 524

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities :
Accounts payable		27 612	23 386
Accrued compensation		8 584	5 879
Current portion of other accrued expenses	7	3 572	2 872
Current portion of convertible bonds	8	664	701
Current portion of capitalized lease obligations		207	275
Deferred revenue and advances received from customers		307	1 067
Other liabilities		3 652	6 153

Total current liabilities		44 598	40 333

Long-term liabilities :
Long-term portion of other accrued expenses	7	16 636	15 401
Long-term portion of convertible bonds	8	80 500	80 500
Long-term portion of capitalized lease obligations		340	304
Other long-term liabilities		616	550

Total long-term liabilities		98 092	96 755

Shareholders' equity :
Shares, Euro 1 nominal value, 15,811,381 shares authorized, issued and outstanding at June 30, 2008 (15,796,591 at December 31, 2007)		15 797	15 811
Additional paid-in capital		146 052	151 663
Treasury stock at cost (391,649 shares at June 30, 2008 and 544,322 at December 31, 2007)		(8 823)	(7 541)
Accumulated deficit		(62 548)	(65 614)
Accumulated other comprehensive loss		(1 770)	(1 883)

Total shareholders' equity	9	88 708	92 436

Total liabilities and shareholders' equity		231 398	229 524

See notes to unaudited condensed financial statements

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UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands, except share and per share data)

						Accumulated
(in thousands, except share and per share data)	Ordinary shares		Additional			Other	Total
			paid in	Treasury	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	capital	Stock	Deficit	Income (loss)	Equity

Balance at December 31, 2007	15,796,591	€15,797	€146,052	€ (8,823)	€ (62,548)	€ (1,770)	€88,708

Cancellation of treasury stock				1,282	(1,282)		0
Issuance of shares in connection with the exercise of 11,250 founders’ warrants at an exercise price of €4.19	11,250	11	36				47
Issuance of shares in connection with the exercise of 3,540 options at an exercise price of €10.62	3,540	3	34				37
Comprehensive income:
Net income					(1,785)		(2)
Unrealized gain on financial instruments						26	26
Stock-based employee compensation			5,541				5,541
Foreign currency translation						(138)	(138)
Total comprehensive income							3,644

Balance at June 30, 2008	15,811,381	€15,811	€151,663	€ (7,541)	€ (65,615)	€ (1,882)	€92,436

See notes to unaudited condensed financial statements

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended	Six months ended June 30,
	December 31,
	2007	2007	2008

	Euro	Euro	Euro
Cash flows from operating activities :
Net income (loss)	17 399	6 978	(1 785)
Adjustments to reconcile net income (loss) to net cash provided from operating activities :
Amortization and impairment of intangible and tangible assets	8 409	4 257	4 311
Amortization of debt issue costs	257	-	280
Share-based compensation	4 810	1 348	5 541
Loss (gain) on sales and retirement of tangible assets	38	4	(14)
Disposal (acquisition) of marketable securities, net	(134 610)	-	7 545
Deferred tax assets	(4 514)	-	(95)
Changes in operating assets and liabilities:
Accounts receivable	(3 022)	(5 894)	7 039
Inventory	501	(2 589)	1 698
Value added tax recoverable	(523)	(143)	397
Prepaid expenses and other current assets	(662)	(1 011)	(273)
Recoverable taxes	(3 467)	-	4
Accounts payable and other accrued expenses	(4 766)	1 385	(5 218)
Accrued compensation	(642)	(2 395)	(3 064)
Interets on loan	664	-	37
Deferred revenue and advances received from customers	232	932	789
Other payables	2 754	(154)	(367)
Other	606	290	(264)

Net cash provided (used) by operating activities	(116 536)	3 008	16 561

Cash flows from investing activities :
Acquisition of long term investments	(93)	(18)	(1 974)
Purchases of intangible and tangible assets	(5 025)	(2 652)	(4 284)
Acquisition of certain assets, net of cash acquired.(1) (2)	-	-	(10 704)
Proceeds from sale of intangible and tangible assets	2	-	57
Purchase of interets in associates	(15)	-	-

Net cash used by investing activities	(5 131)	(2 670)	(16 905)

Cash flows from financing activities :
Proceeds from convertible bonds (net of debt issue costs of €2,501)	77 999	-	-
Principal payments on capital lease obligations	(261)	(147)	(151)
Purchase of treasury stock	(7 510)	-	-
Proceeds from exercise of stock options and founders' warrants	2 091	1 327	85

Net cash provided (used) by financing activities	72 319	1 180	(66)
Effect of exchange rate changes on cash and cash equivalents	(751)	(240)	(522)

Net increase (decrease) in cash and cash equivalents	(50 099)	1 278	(932)
Cash and cash equivalents, beginning of period	54 776	54 776	4 677

Cash and cash equivalents, end of period	4 677	56 054	3 745

See notes to unaudited condensed financial statements

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month periods ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008. These condensed consolidated financial statements should be read in conjunction with Wavecom’s audited consolidated financial statements and footnotes thereto included in Company’s annual report on Form 20-F for the year ended December 31, 2007.

The consolidated financial statements as of June 30, 2008 include the accounts of the following entities:

	Voting right percentage	Interest percentage

Parent company: Wavecom S.A.
Subsidiaries:
Wavecom Inc.	100%	100%
Wavecom Deutschland GmbH	100%	100%
Wavecom Korea Co, Ltd.	100%	100%
Wavecom Northern Europe Ltd.	100%	100%
NexGen Software S.A.S.	100%	100%
Anyware Technologies	100%	100%
Wavecom Asia Pacific Ltd.	99,99%	99,99%

Anyware Technologies is consolidated from its acquisition date, on January 31, 2008. Wavecom Korea was still a dormant company as at June 2008 end.

Revenue recognition

The Company’s revenue is derived from two primary sources: sales of products composed of wireless standard modules and wireless modems and revenue from technical support and other services.

Product sales - Revenue from product sales is recognized when (i) persuasive evidence of an arrangement exists, (ii) the product is delivered (at the time the products are shipped and risk of loss has been passed to the buyer), (iii) the price is fixed or determinable and (iv) collection of the price is reasonably assured. If any of these criteria are not met, recognition of revenues is deferred until such time as all of the criteria are met. The Company’s product sales are not sold with a right of return unless our product is defective and covered by warranty. The Company’s

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sales typically do not include multiple product and/or service elements. Although the products sold have embedded software, Wavecom believes that software is incidental to the products they provide. In addition, the Company does not provide post-contract customer support or maintenance for the software (either free of charge or for a fee) embedded in the products. The contracts do not provide for upgrading or updating any Wavecom embedded software.

Service revenue - Revenue from services is recognized using the percentage-of-completion method when the outcome of the contract can be estimated reliably. This occurs when total contract revenue and the costs to complete the contract can be estimated reliably, it is probable that the economic benefits associated with the contract will flow to the Company and the stage of contract completion can be measured. The costs associated with these arrangements are recognized as incurred. When the Company is not able to meet those conditions, in particular under certain technology development agreements, where significant technological risk factors exist, costs are expensed as incurred and revenues are recognized when all obligations under the agreement have been met.

Concentration of risk

Financial instruments that potentially subject Wavecom to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, trade receivables and financial instruments (i.e. derivatives).

Wavecom has cash investment policies that limit investments to short-term low-risk instruments. Wavecom’s cash is held principally in euros and U.S. dollars and concentrated primarily in seven major banks and financial institutes in Paris and one major bank in Hong Kong. At June 30, 2008, Wavecom had marketable securities composed of short term money market funds (monetary Société d’Investissement à Capital Variable or “SICAV” and Fonds Commun de Placements or "FCP" ) totaling €127.1 million (€134.6 million at December 31, 2007). Net interests income generated by the marketable securities for the six months ended June 30, 2008 amounted to €2,803,000 (€3,035,000 for the year ended December 31, 2007).

In addition, at June 30, 2008, Wavecom had €5.7 million of pledged securities invested in short term money market funds (monetary SICAV) classified as long-term investments in the accompanying Consolidated Balance Sheets (€3.7 million as of December 31 2007).

The underlying investments of monetary SICAV and monetary FCP are comprised of low risk investments with a short-term fixed maturity date such as government bonds, certificates of deposit and Euro commercial paper. The Company’s marketable securities are held principally in euros and primarily among reputable financial institution such as Natixis, HSBC, Groupama, UBS, Dexia, BFT and BNP Paribas.The criteria for selection of such marketable securities are, by order of importance:

•	Safety of capital
•	Liquidity
•	Yield

Wavecom is ensuring the safety and preservation of its invested funds by:
•	Investing in only the lowest risk type of securities
•	Pre-qualifying all financial institutions with whom Wavecom will do business
•	Diversifying the portfolio to minimize the adverse effects of the failure of any one issuer or banker.

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•	Routinely monitoring the portfolio to anticipate and respond appropriately to a significant reduction in credit rating, and to follow-up the anticipation on interest rate (i.e. using appropriate benchmark in case of change on yield curve).

Wavecom had no variable rate debt at June 30, 2008.

Accounts receivable (before allowance for doubtful accounts) at June 30, 2008 and December 31, 2007 totaled €23,961,000 and €32,098,000, respectively.

A summary of the activity in the allowance for doubtful accounts is as follows :

(in € thousands)	Beginning balance	Additions charged to expenses	Write-offs	Recovered receivables	Exchange rate difference	Ending balance
Year ended December 31, 2007	€3,346	€231	€ (208)	€ (627)	€ (111)	€2,631
Six months ended June 30, 2008	2,631	50	(863)	(872)	(35)	911

Sales to customers by geographic region are summarized as follows (in thousands):

	Year ended	Six months ended June 30,
	December 31, 2007	2007	2008

China	€18,811	€7,222	€9,051
Rest of Asia	13,248	6,280	4,476
Europe	90,058	51,079	31,054
Americas	70,446	35,666	18,532
Rest of world	9,774	3,980	9,889

	€202,337	€104,227	€73,002

Geographic region is determined by the customer's invoice address and may not indicate the final destination of product usage.

Cash and cash equivalents

Wavecom considers all highly liquid investments with an original maturity of three months or less, and money market mutual funds to be cash equivalents. At December 31, 2007 and June 30, 2008, Wavecom had €134,610,000 and €127,065,000, respectively, invested in money market accounts, including SICAV and FCPs, with no fixed maturity, earnings interest at short-term variable rates. Such accounts did not meet the Cash equivalents criteria and were recorded as Marketable Securities.

Long-term investments

A bank guarantee was issued in favor of the owners of leased office space, in order to secure annual lease payments. This guarantee was secured by pledges of investments composed only of monetary SICAVs. The outstanding guarantee expires on July 15, 2008 but will be renewed annually until the end of the lease in July 2011.. An other bank guarantee, secured by pledges of investments, was issued in the first half of 2008 in favor of the French Tax authorities and

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related a tax adjustment currently under discussion.. These investments have been classified as long-term investments in the consolidated balance sheet and amounted to €3,731,000 and €5,706,000 at December 31, 2007 and June 30, 2008, respectively.

Intangible and tangible asset, net

Intangible and tangible assets are stated at cost less accumulated amortization or depreciation. Leases are capitalized in accordance with Financial Accounting Standards Board Statement No

13 Accounting for leases (SFAS 13). Depreciation and amortization is computed using the straight-line method over the following estimated useful lives:

Acquired intangible assets	11 months to 8 years
Laboratory equipment	1-5 years
Computer equipment and purchased software	1-5 years or contractual term
Furniture and office equipment	3-5 years
Leasehold improvements	10 years, or lease term if less

Amortization of capitalized leased equipment is included in depreciation expense.

Wavecom reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If factors indicate that a long-lived asset, or group of assets should be evaluated for possible impairment, the Company uses an estimate of the undiscounted net cash flow over the remaining life of the long-lived assets, or group of assets in measuring whether the carrying value is recoverable. If an asset, or group of assets are not recoverable, an impairment loss would be measured by reducing the carrying value to fair value, absent quoted market prices, based on a discounted cash flow analysis.

The fair values of intangible assets acquired through the business combinations were determined using an independent appraisal using facts available at the acquisition date. However, for the acquisition of Anyware technologies done on January 31, 2008, they represent preliminary assessments that may be adjusted with respect to additional information obtained upon the definitive allocation of the purchase price. Wavecom does not anticipate significant adjustments to occur.

Goodwill

Goodwill represents the excess of purchase price over the fair value of identifiable net assets of business acquired. Goodwill is not amortized but instead tested at least annually for impairment or more frequently when events or changes in circumstances indicate that the asset might be impaired by comparing the carrying value to the fair value of the reporting unit to which it is assigned.

Under Statement of Financial Accounting Standards No 142, “goodwill and other intangible assets”, the impairment test is performed in two steps. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, a second step is performed to measure the amount of impairment loss. The second step allocates the fair value of the reporting unit to the Company’s tangible and intangible assets and liabilities. This derives an implied fair value for the reporting unit’s goodwill. If the carrying amount of the reporting units goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized equal to that excess. For the purpose of any impairment test, the Company relies upon projections of future undiscounted cash flows

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and takes into account assumptions regarding the evolution of the market and its ability to successfully develop and commercialize its products.

Changes in market conditions could have a major impact on the valuation of these assets and could result in additional impairment losses.

Accrued royalties

Wavecom's products are designed to conform to certain wireless industry standards. Certain essential technologies are patented by third-parties and Wavecom uses these essential technologies. Some of the patents Wavecom uses are under licensing agreements for which Wavecom pays royalties. Other technologies Wavecom uses are not with license rights. Wavecom has concluded licensing agreements with eight patent holders for technologies deemed to be essential for Wavecom's products. The last two contracts were signed in 2004. Wavecom may enter into license arrangements with other patent holders. Wavecom's management considers that it is probable that these other patent holders may claim that the technology covered by their patents is essential to Wavecom's products and, as such, may request royalty payments for the use of such technology.

Wavecom negotiates individual license agreements with each GSM/GPRS essential patent holder declared at ETSI (the European Telecommunications Standards Institute). The negotiations are based on the number of families of patents declared at ETSI by each individual essential patent holder compared to the total number of essential patents declared and listed at ETSI. Royalties calculated by Wavecom correspond to a certain percentage of the net selling price of Wavecom’s products.

The total percentage of royalties related to essential patents as a part of net selling price has been evaluated using the history of the essential patents license agreements the Company has already signed (8 agreements have been signed since early 1999) and external analyses. Because Wavecom does not currently have licensing agreements for all of the essential patents declared and listed at ETSI, the Company accrues royalties based on its estimate of the amounts or percentages which it believes will probably be due under future essential patents licensing agreements they will enter into. Such estimates are based on terms which are not materially different from already signed agreements.

The ultimate royalty paid by the Company may differ from the amounts accrued.

Royalty costs are recorded as cost of goods sold in the Company’s Statement of Operations. Accrued royalties are included in Other accrued expenses in the Company’s consolidated balance sheet.

Warranty accrual

The Company offers a warranty for all its products. The specific terms and conditions of those warranties vary depending upon the product sold and the customer. Wavecom accrues for the costs of providing warranty service at the time the warranty period begins which is typically when title passes. The provision is computed based on a statistical rate for specific warranty issues and actual experience.

Factors that affect Wavecom’s estimate of warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. Wavecom periodically

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assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The warranty accrual is included in Other accrued expenses in the Company’s consolidated balance sheet.

Convertible bonds

The Company’s convertible bonds which are convertible into a fixed number of shares (subject to certain adjustments) of common stock of the Company at a specified price at the option of the holder and which were sold at a price or have a value at issuance not in excess of the face amount are accounted for as one unit and recorded as a liability at it’s carrying value in its entirety in accordance with Accounting Principles Board Opinion (“APB”) 14: Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, Emerging Issues Task Force (“EITF”) 00-19: Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, and SFAS 133: Accounting for Derivative Instruments and Hedging Activities. Borrowing costs are capitalized (classified as “other assets”) and are amortized using a straight-line method over the period from the date of issuance until the date of possible early redemption date at option of the company.

The fair value of bonds is estimated using the listed market value of the bonds (NYSE Euronext convertible code FR0010497131).

Employee stock options, warrants and free shares

Under U.S. GAAP, effective January 1, 2006, the Group adopted SFAS No. 123 (Revised 2004) “Accounting for Share – Based Payment” (“SFAS 123(R)”), which superseded Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to its Employees” (“APB 25”). SFAS 123(R) requires the recognition of stock-based compensation expenses for all share-based payment awards based on their fair value. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Group applied the provisions of SAB 107, which relate to share-based payments, in its adoption of SFAS 123(R).

Prior to the adoption of SFAS 123(R), the Group accounted for share-based payment arrangements under APB 25 which requires that compensation expense be recorded only when the market price of the stock at the measurement date exceeds the amount the employee is required to pay upon exercise of the option.

Under SFAS 123(R), the Group elected the “Modified Prospective Application” transition method. Under this method, stock-based compensation expense recognized in the year ended December 31, 2006 included (1) compensation expense for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair values estimated in accordance with the original provisions of SFAS 123 and determined using a binomial valuation model and (2) compensation expense for all share-based payments granted subsequently to January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and determined with the same valuation model.

The main assumptions of this model are the following:

•	stock prices, at the grant date;
•	exercise price, established the day when the equity instrument is granted by the Board of directors or the shareholder’s general meeting and is at least equal to highest of the two

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following values: (i) the average of the twenty closing prices on Eurolist preceding the date of grant and (ii) the closing price on Eurolist of the day before the date of grant;
•	risk-free interest rate, given in reference to the rate of French treasury bonds corresponding to the expected life of each equity instrument;
•	expected volatility, based on mean reversion method applied to the series of historical daily profitabilities of the four years before the grant date, to be consistent with the four year vesting period;

•	expected dividend yield of zero, based on the fact that the Company has never paid dividends and has no present intention to pay dividends.

The cancellation of an award shall be accounted for as a repurchase for no consideration. Accordingly, any previously unrecognized compensation costs shall be recognized at the cancellation date.

Wavecom recorded €5,541,000 and €2,090,000 of stock compensation expense in its Consolidated Statement of Income for the six months ended June 30, 2008 and for the year ended December 31, 2007, respectively. Stock compensation expense is further described in Note 10.

Note 2. Key events of the first six-months of 2008

On February 1, 2008, Wavecom S.A. acquired Anyware Technologies, an industry leader in machine-to-machine (M2M) client-server software solutions located in Toulouse, France. Anyware Technologies is a recognized leader in developing M2M software solutions for customers who use wireless technology to enhance business processes. The transaction was finalized for a cash payment to Anyware shareholders of €9.1 million plus €1.5 million placed in an escrow account for customary warranty provisions. An additional payment for earn-out of up to €2 million upon reaching certain milestones is to be made in 2009.

On March 18, 2008, the Board of Directors decided to propose to the beneficiaries of the stock option plan granted on June 7, 2007 to cancel the grants. This stock option plan included 38 beneficiaries including the CEO who were together granted a total of 372,650 stock options at an exercise price of €24.21. The cancellation was agreed to by a large majority of the grantees, representing 96% of the total number of outstanding stock options.Consequently, under SFAS123R, this cancellation has resulted in an expense of €3.8 million in the first half of 2008.

Note 3. Inventory

Components of net inventory are:

	December 31, 2007	June 30, 2008

	(in thousands)
Finished goods	€1,334	€790
Components and finished goods held by contract manufacturers	4,698	3,512

	€6,032	€4,302

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Wavecom bears the risk of ownership of inventory components held by its contract manufacturers to be used for its products, although these components continue to be legally owned by the contract manufacturer.

Note 4. Prepaid expenses and other current assets

Prepaid expenses and other current assets include :

	December 31, 2007	June 30, 2008

	(in thousands)
Suppliers’ credit note accruals	€242	€102
Prepaid expenses	2,758	3,264
Other current assets	141	282

Total prepaid expenses and other current assets	€3,141	€3,648

Prepaid expenses consist primarily of prepaid rent and other operating expenses.

Note 5. Intangible and tangible assets, net

Intangible and tangible assets, net include:

	December 31,	June 30,
(in € thousands)	2007	2008

	Net book value	Gross carrying amounts	Accumulated depreciation and impairment	Net book value

Intangible assets :
Customer relationships	€5,689	€10,831	€5,371	€5,460
Non-compete agreement	1,044	2,350	1,697	653
Technology	—	3,348	1,379	1,969
Brand	—	288	15	273
NexGen protocol stack	21	100	100	0

Subtotal acquired intangible assets	6,753	16,917	8,562	8,355
Tangible assets :
Laboratory and testing equipment	3,744	28,852	24,449	4,403
Computer equipment and software	2,830	25,634	21,456	4,178
Furniture and office equipment	198	1,640	1,410	230
Leasehold improvements	1,380	3,038	1,603	1,435
Other	1,430	2,687	1,377	1,310

Total	€16,336	€78,768	€58,857	€19,911

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Change in the net book value of intangible and tangible assets are as follows:

(in € thousands)	December 31, 2007	June 30, 2008

Beginning of year balance, net of depreciation & amortization	€19,770	€16,336
Acquisitions	5,216	4,335
Tangible and intangible assets acquired (1)	—	3,722
Sales and retirements	(1,244)	(402)
Depreciation and impairment expenses	(8,452)	(4,311)
Accumulated depreciation on sales and retirements	1,257	243
Translation adjustment	(201)	(12)

End of year balance, net of depreciation & amortization	€16,336	€19,911

(1) assets related to Anyware Technologies acquisition

Note 6. Business combinations

On February 1, 2008, Wavecom S.A. acquired Anyware Technologies, an industry leader in machine-to-machine (M2M) client-server software solutions.

Assets and liabilities from Anyware were measured initially in application of the purchase method at their fair values at the acquisition date. However, because of acquisition arose during the first quarter 2008, the fair values of every assets and liabilities could not have been valuated definitely at the closing date. The final purchase price allocation will be settled at the latest in the next twelve month following the acquisition date.

The acquisition cost amounted to €13,560,000 at the closing date and breaks down as follows:
- cash paid (€11,410,000)
- deferred payment (€2,000,000)
- acquisition costs (€150,000)

The €2,000,000 deferred payment should be paid before March 31, 2009 upon achievement of the following criteria :
- achievement of commercial targets
- retention of some key employees

The net assets and liabilities acquired, on the basis of the situation as of February 1, 2008, have been temporarily estimated as follow:

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(in € thousands)	Fair value

Acquired assets :
Accounts receivable	1 700
Cash and cash equivalents	856
Other current assets	280

Total current assets	2 836

Intangible assets, net	3 517
Tangible assets, net	206
Other Assets	15
Deferred tax asset	866
Research Tax credit	478

Total assets	7 918

Assumed liabilities :
Accounts payable	509
Other current liabilities	887

Total current liabilities	1 396

Non current liabilities	351
Deferred tax liabilities	1 172

Total liabilities	2 919

Net assets acquired	4 999
Residual Goodwill	8 561
Total consideration	13 560

Intangible assets identified and valued in connection with the acquisition consist of:

	Valuation	Useful life
(in € thousands)

Customer relationships	1 081	5 years
Brand	288	8 years
Technology	2 148	5 years

The customer relationships and the technology were measured using the excess earning method This method consists in calculating the residual cash flows attributable to the intangible asset. The residual cash flow is defined as the difference between the after-tax operating cash flow and the required cost of invested capital on all the other assets (tangible, intangible and current ) used to carry out the intangible asset. The discount rate used was 12%

The brand was measured using the relief from royalty method, derived from the economic theory of deprival value, it is assumed that when a business does not own a brand, , it has to pay royalties to the owners. The value of the brand is then calculated by capitalizing the value of the after tax royalties that the company is "relieved" from paying as a result of the ownership of the software/brand, after deducting the costs associated with maintaining the licensing arrangements.

It was calculated on the basis of a royalty rate of 5% and a discount rate of 12%.

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The goodwill recognized above is attributed to the expected benefits of this acquisition in terms of synergies and product portfolio development.

As of June 30, 2008 total profit and loss of the acquired company recorded in Wavecom’s consolidated statements of operations since the date of acquisition have been as follow:

Six months ended June 30, 2008

Euro
Revenues :
Product sales	131
Service revenue	1 871

Total revenues	2 002
Cost of revenues :
Cost of goods sold	136
Cost of services	1 371

Total cost of revenues	1 507

Gross profit	495
Operating expenses :
Research and development	230
Sales and marketing	582
General and administrative	474

Total operating expenses	1 286

Operating loss	(791)

Interest expenses and other financial income, net	(3)
Foreign exchange gain, net	7

Total financial income	4

Income before loss taxes	(787)
Income tax benefit	(95)

Net loss	(692)

Note 7. Other accrued expenses

Other accrued expenses consist principally of accruals for royalties, warranty costs and various other tax and general expense.

Long term portion:

	December 31, 2007	June 30, 2008

Accrued royalties	€ 15,844	€14,543
Warranty accrual	82	65
Other accruals	710	793
Total	€16,636	€15,401

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Current portion:

	December 31, 2007	June 30, 2008

	(in € thousands)

Warranty accrual	€963	€817
Headcount restructuring cost accrual	150	150
Other accruals	2,459	1,905

Total	€3,572	€2,872

Other accrued expenses changes during the period are as follows (in thousands):

	Balance at January 1, 2008	Accruals made during the period	Cash settlements made during the period	Changes in estimate for pre-existing accruals during the period, including expirations	Balance at June 30, 2008
(in € thousands)

Accrued royalties	€15,844	€1,060	-	€ (2,362)	€14,542
Warranty accrual	1,046	699	(863)	-	882
Headcount restructuring cost accrual	150	-	-	-	150
Other accruals :
Customers claims	1,034	171	(413)	(32)	760
Tax audit	260	-	-	-	260
Third-party litigations	269	58	(235)	-	92
Other	1,605	878	(896)	-	1,587

Subtotal other accruals	3,168	1,107	(1,544)	(32)	2,699

Total	€20,208	€2,866	€ (2,407)	€ (2,394)	€18,273

Note 8. Convertible bonds

On July 13, 2007, Wavecom issued on €80,499,969 principal amount of bonds convertible into and/or exchangeable for new or existing shares (OCEANE) due January 1, 2014, represented by 2,571,884 bonds.

At issuance each bond had a nominal value of €31.30. The bonds will bear interest at a rate of 1.75% per annum. Interest will be payable annually in arrears on January 1 of each year beginning January 1, 2008.

Holders may exercise their right to convert or exchange their bonds at their option at any time from July 13, 2007, the issue date of the bonds, until the seventh business day preceding their redemption date. The initial conversion/exchange ratio will be one share of the Company for one bond.

The bonds will mature on January 1, 2014. At maturity, the Company will redeem the bonds then outstanding at their nominal value (i.e.,€31.30 per bond). The Company may redeem the bonds at its sole option at any time from January 1, 2012, subject to 30 calendar days’ notice, so long as the product of (i) the applicable conversion/exchange ratio in effect on such date and (ii) the arithmetic average opening price of the Company’s shares on Eurolist by Euronext Paris calculated over a period of 20 consecutive trading days during which the shares are traded, as selected by the Company from among the 45 consecutive trading days immediately preceding

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the date of publication of the notice relating to such early redemption, determined in the manner described herein, exceeds 130% of the nominal value of the bonds.

Based on the listed price at June 30, 2008, the fair value of each bond was €19,31. Consequently, the fair value of convertible bonds amounted to €.49,663,000.

Borrowing costs amounted to €2,500,790 and have been recorded as Other assets and Interest in Associates. They have been capitalized and are being amortized using the straight-line method over the period from July 13, 2007 until January 1, 2012. Accumulated amortization of these borrowing costs totaled €538,000 at June 30, 2008 (€257,000 at ended December 31, 2007) and are recorded as interest expense in the consolidated statements of income.

Total interest expenses for the first six-months of 2008, related to the OCEANE amounted to €981,000 (€701,000 for interest at 1.75% and €280,000 for the amortization of the borrowing costs). For the year ended December 31, 2007 the total interest expenses amounted to €921,000 (€664,000 for interest at 1.75% and €257,000 for the amortization of the borrowing costs).

Note 9. Shareholders’ Equity

At June 30, 2008, 15,811,381 shares were issued, each with a nominal value of €1 per share. After taking into consideration the 391,649 shares repurchased and held in treasury, 15,419,732 shares are outstanding at June 30, 2008.

A summary of the activity in the warrants, stock options and free shares is as follows:

	Number of shares	Weighted average exercise price per share	Price range
		€	€

Balance at December 31, 2007	2,538,064	20.54	0 – 139.52
Granted	110,000	6.64	6.64
Exercised	(172,462)	0.61	0 – 10.62
Expired	(10,000)	7,04	7.04
Cancelled	(455,588)	30.5	4.19 – 139.52

Balance at June 30, 2008	2,010,014	19.29	0 – 139.52

At June 30, 2008, 1,505,542 founders' warrants, stock options and warrants were exercisable at an average price of €23.55 (€26.88 at December 31, 2007).

155,650 free shares have been granted to employees and members of the board in 2007. The final acquisition of the shares is subject to the completion of a two year service period by the employees.

Note 10. Stock-based compensation

Stock-bases compensation includes stock options, warrants and free shares and were estimated as follow:

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Equity instruments	Grant date	Number of stock options, warrants and shares granted	Stock price on date of grant	Exercise price	Expected volatility	Expected life	Risk-free interest rate	Compensation for the year ended 2007	Compensation for the six months ended June, 30		Initial pricing at the date of grant
									2007	2008
									(in € thousands)
Stock options	25.03.2003	155 200	8.14	8.07	82.56%	10 years	4.29%	7	7	-	897
	27.08.2003	99 000	11.25	11.40	79.51%	10 years	4.21%	4	4	-	775
	18.08.2004	147 300	2.95	3.29	69.07%	10 years	4.1%	24	15	4	262
	15.03.2005	49 000	4.23	4.19	63.08%	10 years	3.75%	14	6	4	123
	07.09.2005	3 500	11.25	10.18	67.17%	10 years	3.1%	5	3	2	25
	17.05.2006	423 544	10.00	10.62	65.78%	10 years	4.08%	972	692	186	2 598
	07.06.2007	372 650	24.06	24.21	66,86%	10 years	4.59%	1 642		3 842	5 576
	14.05.2008	80 000	7	6,64	66,26%	10 years	4,03%	-	-	16	332

Founder's warrants	25.03.2003	193 000	8.14	8.07	82.56%	10 years	4.29%	1	1	-	1 059
	22.05.2003	11 000	10.78	11.18	81.39%	10 years	3.77%	1	1	-	79
	27.08.2003	241 000	11.25	11.40	79.51%	10 years	4.21%	11	10	-	1 791
	23.03.2004	38 000	8.30	9.62	70.12%	10 years	3.97%	4	6	2	180
	19.01.2005	302 700	5.40	5.39	66.94%	10 years	3.52%	123	74	29	942
	15.03.2005	154 500	4.23	4.19	63.08%	10 years	3.75%	45	32	2	366

Warrants to	26.05.2004	50 000	5.90	7.04	70.11%	4 years	3.37%	5	5	-	141
members of	16.11.2004	20 000	5.68	5.68	66.95%	4 years	2.82%	2	2	-	57
the board of	26.05.2005	70 000	6.78	6.55	67.43%	4 years	2.58%	4	26	8	242
directors	17.05.2006	40 000	10.00	10.62	65.78%	4 years	4.08%	82	54	25	196
	16.05.2007	40 000	22.68	21.90	67.31%	4 years	4.29%	169	24	132	474
	14.05.2008	30 000	7	6,64	66,26%	10 years	4,03%	-	-	5	102

Free shares	17.05.2006	155 673	10.00	N/A	N/A	4 years	N/A	759	386	348	1 557
	07.06.2007	155 650	24.06	N/A	N/A	4 years	N/A	936	-	936	3 745

Total								4 810	1 348	5 541

The cancellation of the stock option plan granted on June 7,th 2007 has resulted in an additional expense of €3.8 million in the first half of 2008.

Note 11. Income taxes

The current tax benefit for the six months ended June 30, 2008 (€45,000) is related to income tax expense of Wavecom’Asian and Wavecom’Americas subsidiaries and a current tax benefit .

The company anticipates to use during the year part of the loss carry forwards. The effective annual tax rate after using the loss carry forwards is estimated to be close to 0% and therefore no income tax expense has been recorded in the consolidated accounts for the six months ended June 30, 2008.

For the parent company, due to the estimation for next years profit, the Company has decided to keep unchanged the amount of deferred tax asset recorded as of December 31, 2007.

Anyware Technologies acquired on February 1, 2008 had a total loss carry forwards of €2,599,000 at the date of the acquisition. Based on the estimation for next years profits, it is probable that the low carry forward will be used within the next three years and therefore, we have decided to record in the opening balance of Anyware Technologies a deferred tax asset amounting to €866,000. In addition, intangible assets were identified and valued in connection with the acquisition for a total amount of €3,517,000, generating a deferred tax liabilities of €1,172,000, at the acquisition date, reduced by €95,000 in the consolidated accounts for the six months ended June 30, 2008 due to the depreciation expense of the period related to the assets. As a result, as of June 30, 2008, we have recorded a net deferred tax liability of €211,000.

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Note 12. Commitments and contingencies

Contingencies

Wavecom is currently involved in several legal proceedings. The Company believes that these legal and tax proceedings should not have a significant impact on our financial position or results of operations.

A law suit was launched at the European Patent Office by Wavecom against a French Company seeking to nullify their French and European Patents. This company filed a counterclaim based on alleged infringement of the same patents.

On 6 February 2008, Wavecom filed a civil proceeding in the Supreme Court of the State of New York (USA) against Siemens AG and two of its US subsidiaries. Wavecom alleges that the defendants improperly took Wavecom's confidential internal product information, distributed it internally and to customers of Wavecom, and utilized it to unfairly compete with Wavecom. The lawsuit claims the torts of conversion, unfair competition and misappropriation of trade secrets, and seeks damages in an amount to be proved at trial and a court order requiring the defendants to return the information.

Operating leases

Wavecom leases its facilities under operating leases that expire through June 2014.

Future minimum lease payments under operating leases which were not terminated at June 30, 2008, due for the years ending December 31, are as follows (in thousands) :

2008 (from July 1 to December 31)	€2,326
2009	4,512
2010	4,499
2011	2,661
2012	468
Thereafter	692

Total	€15,158

Other commitments

At June 30, 2008, Wavecom had purchase commitments with its third-party manufacturers for future deliveries of products, principally during the second half of 2008. These non-cancellable purchase commitments totaled €10,192,000.

Note 13. Segment

The Company has determined that the risks and the profitability are predominantly driven by the geographic areas. In addition, the Company’s Chief Executive Officer is using such segment reporting to allocate resources.

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This structure included the establishment of management by geographic segment: EMEA (Europe Middle-East and Africa), APAC (Asia-Pacific) and the Americas (North and South America). The regions are supported from a product standpoint by marketing, research and development, operations (manufacturing), strategy and planning departments. From an administrative standpoint, the Company is supported by finance, human resources and quality departments.

Each of these regions has responsibility for developing customer relations, for supporting the customer on the technical subjects, for applying locally the marketing strategy and for preparing sales forecasts.

Support functions are mainly based in the headquarters in France but some people are located in the APAC and Americas regions, in particular in the finance, information technology, human resources areas and a part of research and development teams. Management tools have been implemented to follow the performance and costs of the regions and of the support functions.

Sales and related balance sheet items (account receivables) are allocated to regions (EMEA, APAC and Americas) based on the client’s address. Cost of goods sold and related balance sheet items (inventory, fixed assets, account payable, warranty and royalty accruals) are calculated based on the actual cost of products sold in each region.

The allocation of the operating expenses and related balance sheet items is performed as follows:

—	some functions has been defined as being corporate functions and therefore their costs have not been allocated to regions, these functions are including corporate management, quality departments, strategic marketing and long term research and development projects,
—	local marketing and sales costs are allocated to the regions based on the location of the headcount,
—	other operating costs, including mainly maintenance and the validation part of research and development, general and administrative costs, are allocated to the regions based on their respective contribution to the sales performance,
—	restructuring costs are not allocated to the regions and remain at corporate level,
—	the goodwill and the fixed assets related to the acquisition of businesses or companies have been allocated based on the sales per region forecasted for 2006 in the acquisition plan.

The table below sets forth revenues, operating income or losses and other financial information for each of our segments for the first half of the years ended June 30, 2008 and June 30, 2007, and the year ended December 31, 2007.

Six months ended June 30, 2008	EMEA	Americas	Asia- Pacific	Corporate	Consolidated
(in € thousands)
Revenues	€39,858	€18,454	€14,599	€91	€73,002
Operating income (loss)	5,776	285	541	(10,254)	(3,652)
Long-lived assets	22,383	9,003	4,207	3,324	38,917
Interest income	12		3	2,803	2,818
Interest expense	(3)		(17)	(1,102)	(1,122)
Capital expenditures	5,062	1,386	461	1,149	8,058

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Fiscal year 2007	EMEA	Americas	Asia- Pacific	Corporate	Consolidated
(in € thousands)
Revenues	€96,576	€70,526	€35,081	€154	€202,337
Operating income (loss)	21,666	8,825	1,395	(19,189)	12,697
Long-lived assets	10,842	9,981	4,374	4,657	29,854
Interest income	5	—	32	3,338	3,375
Interest expense	(1)	—	(37)	(1,503)	(1,541)
Capital expenditures	1,631	1,542	398	1,645	5,216

Six months ended June 30, 2007	EMEA	Americas	Asia- Pacific	Corporate	Consolidated
(in € thousands)
Revenues	€53,619	€35,747	€14,794	€67	€104,227
Operating income (loss)	11,243	3,124	(1,530)	(6,495)	6,342
Long-lived assets	11,953	11,099	4,700	2,149	29,901
Interest income			21	955	976
Interest expense			(15)	(124)	(139)
Capital expenditures	963	832	219	725	2,739

Note 14. Subsequent event

On July 23, 2008, Wavecom announced its intention to activate the share repurchase program under the authorization granted to the board of directors at its annual shareholders’ meeting held on May 14, 2008. From August 31, 2008 to the date of these financials accounts, Wavecom has repurchased 425,891 shares at an average price of 4.54 euros.

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OPERATING AND FINANCIAL REVIEW

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, all of which are available on the Wavecom corporate website (www.wavecom.com). Our half year financial results included in this discussion have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

Results of Operations for the six-month periods ended June 30, 2008 compared to the six-month periods ended June 30, 2007

Revenues

(amounts in € 000s)	Six months ended
	June 30, 2007	June 30, 2008	% change 2007/2008

Product sales	103 562	70 308	-32,1%
Percentage of total revenues	99.4%	99.4%
Services revenue	665	2 694	305,1%
Percentage of total revenues	0.6%	0.6%

Total revenues	104 227	73 002	-30,0%

Revenues for the first half of 2008 were at €73.0 million, declining 30% year-on-year (25% at constant currencies, i.e. using the first half 2007 exchange rate for the U.S. dollar to the euro).

Wavecom business is confronted by an uncertain economy, particularly in the US where some markets, such as the alarm business, slowed considerably last two quarters. In the economical context, some customers have pushed out new product development plans and are taking a conservative position on placing orders In addition, the US region experienced the end of two projects from two U.S. customers which represented a significant portion of H1 2007 sales: one projected ended in the third quarter of 2007 and the second one in the second quarter of 2008. At the same time, while our volumes were strong, the product-mix is transitioning from high-priced/low-margin to low-priced/high-margin products that further impacted revenue quarter-on-quarter.

Sales for the first half of the year by region were as follows: EMEA (Europe, Middle-east and Africa): 54%, APAC (Asia-Pacific): 20% and The Americas: 26%.

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The customer portfolio remained balanced with no single customer representing more than 12% of total revenues in the first half of the year. The top ten customers combined represented 53% of revenues as compared to 46% during the first half of 2007.

Business news for the first half of 2008:

H1 2008 Customer announcements:

Sunlink International Holdings Limited selected Wavecom’s Wireless CPU® Q24 Plus for their intelligent dispatch system for the taxi industry This solution called TAXI4U combines GPS and advanced database processing technologies to be integrated into the taxi operating system.

Ingenico and Wavecom signed a MOU for co-development of future wireless payment electronics terminals. As industry demand for cost effective and innovative payment systems grows, two leaders are combining forces to establish a platform for a new generation of wireless electronic payment system architecture.

Tattletale Portable Alarm Systems, Inc. announced it has chosen Wavecom as the single source for cellular wireless technology to enable their pioneering portable alarm systems designed to protect any asset, anywhere in the U.S. or Canada.

Wavecom announced a collaboration with EDMI Limited (Singapore Exchange: EDMI) and Wavecom. The two companies have worked together to help establish the Advanced Metering Infrastructure (AMI) in Australia and New Zealand markets.

H1 2008 Product announcements:

Wavecom introduced its Q64 Wireless CPU®, an enhanced version of the GR64 that is powered by Wavecom’s Wireless Microprocessor® WMP100.. The Q64 will have a host of new features like IDS (Intelligent Device Services) in the same popular, robust form factor as the GR64 thus facilitating integration into existing customer product designs. Customers appreciating the benefits of the GR64 will be able to continue using the form factor while taking advantage of the Open AT® Software Suite, without discarding existing design efforts."

ORBCOMM announced that it signed a joint marketing agreement with Wavecom whereby the two companies will work together to address the growing demand for devices that combine both satellite and terrestrial wireless communications

Wavecom announced the commercial availability of its Open AT® Software Suite 2.0. The next generation software architecture represents continuing improvement and innovation that allows developers to write application code in two popular programming languages: C and Lua - C for efficiency and code compactness and Lua for ease of development and code security.

Wavecom announced complete certification of twelve Wireless CPU® products from the Fastrack Supreme, Wireless Microprocessor and Q2687 families for use in the U.S.

Wavecom announced a groundbreaking combination of cellular, satellite and GPS technology (select models) on a single device: the Wavecom Q52 Omni Wireless CPU®. Based on

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Wavecom Wireless Microprocessor® technology, the Q52 Omni embodies unprecedented integration by embedding control of all three technologies on a single processor, enabling significant cost savings over existing multiprocessor solutions.

Machine-to-Machine anti-jamming wireless security Plug-In introduced by Wavecom. As wireless M2M (machine-to-machine) products become more and more sophisticated, the data that they generate are increasingly valuable to the enterprises using it. With the Open AT® Security Plug-In, Wavecom launched a software solution which addresses all these concerns. The Open AT® Security Plug-In enables developers of all categories of wireless M2M systems to make sure that important data are securely stored and safely transmitted between a field device and a back-end server, and that illegal jammers are detected as quickly as possible.

Cost of revenues

(amounts in € 000s)		Six months ended

	June 30, 2007	% of sales	June 30, 2008	% of sales	% change 2007/2008

Cost of revenues
Cost of good sold	56 152	54.2%	32 568	46,3%	-42,0%
Cost of services and licensing	3 158	474.9%	2 478	92,0%	-21,5%

Total cost of revenues	59 310	56.9%	35 046	48,0%	-40,9%

Gross Profit
On goods sold	47 410	45.8%	37 740	53,7%	-20,4%
On services and licensing	-2 493	-374.9%	216	8,0%

Total gross profit	44 917	43.1%	37 956	52,0%	-15,5%

Cost of goods sold. Cost of goods sold consists primarily of the cost of components, our manufacturers' charges and provisions for royalties, obsolete and slow-moving inventories and warranty expense.

Gross margin for the consolidated business was 52% of revenues, an increase versus the 43% of the first half of 2007. This is explained by an improved product margin, in particular for the products coming from the acquired activity in 2006, due to a product mix with a higher percentage of high margin products and a decrease of the royalty accrual.

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Operating expenses

(amounts in € 000s)	Six months ended

	June 30, 2007	June 30, 2008	% change 2006/2007

Operating expenses
Research and development	15 417	17 280	12,1%
Sales and Marketing	9 211	9 475	2,9%
General and Administrative	10 662	7 418	-30,4%
Stock based related expenses	1 348	5 541	311,1%
Amortization expense related to acquisitions	1 937	1 894	-2,2%
Acquired in process technology
Total	38 575	41 608	7,9%

Operating expenses increased by 8% versus first half of 2007. This increase is mainly coming from the Stock related expenses. Excluding these expenses, operating expenses would have decreased by 3%. Research and development expenses increased versus last year mainly due to assignment of part of the headcount allocated to a service contract back to research and development projects resulting in the recording of their expenses in operating expenses versus cost of service last year. Sales and marketing expenses increased due to higher activities in these departments. General and Administrative expenses decreased due to cost control and reversal of provision of doubtful account recorded during previous years which were paid by customers in 2008.

The stock based related expenses increase significantly due to the cancellation of the stock option plan granted on June 7, 2007. This stock option plan included 38 beneficiaries including the CEO who were together granted a total of 372,650 stock options at an exercise price of €24.21. The cancellation was agreed to by a large majority of the grantees, representing 96% of the total number of outstanding stock options.

Consequently, under SFAS123R, this cancellation has resulted in an expense of €3.8 million in the first half of 2008.

Headcount

Our global headcount was approximately 576 at June 30, 2008, including 83 independent contractors (483 at December 31, 2007, including 63 independent contractors)

Other income (expense)

Interest and other financial income, net. We recorded net interest and other financial income of €1,695,000 in the first half of 2008, compared to €836,000 in the same period in 2007. Net interest and other financial income represent the net of €2,818,000 of interest income (€978,000 in the first half of 2007) and €1,122,000 of interest expenses (€139,000 in the first half of 2007). This increase is due to a higher cash level mainly driven by the OCEANE generating more financial income offset by interest expense mainly on the OCEANE. The OCEANE bear interest at a rate of 1.75% per annum. We recorded €701,000 for the six-months ended June 30, 2008.

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Wavecom has policies that limit cash investments to short-term, low-risk instruments. Cash is mainly held in securities that are invested in short-term money market accounts ( Fonds Communs de Placement or “FCP” and Société d'Investissement à Capital Variable or “SICAV”).

Foreign exchange gain (loss). We had a net foreign exchange gain of €127,000 in the six months ended June 30, 2008 compared with a net loss of €98,000 in the same period in the prior year.

Income tax expense (benefit). Our €45,000 net tax benefit in the first half of 2008 (expense of €102,000 in the first half of 2007), represents principally, income taxes in the American subsidiary and in an Asian subsidiary, netted with income tax benefits.

Liquidity and capital resources

We had positive cash flow from operating activities of €16,561,000 in the six-month period ended June 30, 2008 compared to positive cash flow of €3,008,000 in the first six months of 2007.

The negative cash flow from investing activities of €16,905,000 in the six-month period ended June 30, 2008 is mainly due to the acquisition of Anyware Technologies in February 2008 (€10.7 million) and a decrease of purchase of fixed assets.

We had working capital (defined as current assets less current liabilities) of €126,765,000 at June 30, 2008, compared to €138,967,000 at December 31, 2007.

At June 30, 2008, our capital lease obligations (including the current portion), amounted to €579,000, compared to capital lease obligations of €547,000 at the end of 2007. We had €3.7 million in cash and cash equivalents and €127.1 million in marketable securities at June 30, 2008 compared to €4.7 million in cash and cash equivalents and €134.6 million in marketable securities at December 31, 2007

At June 30, 2008, we had purchase commitments with our third-party manufacturers for future deliveries of products, principally during the third and fourth quarters of 2008. These purchase commitments totaled approximately €10.2 million.

Based on our current plans, we believe that our available capital resources will be adequate to satisfy our cash requirements at least for the next 12 months.

Results of Wavecom SA

For the first half of 2008, the parent company, Wavecom SA, reported total revenues of €67.0 million including €28.8 million of intercompany revenues) compared to €99.6 million for the first half of 2007 (including €45.6 million of intercompany revenues).

The operating results for the first half of 2008 amounted to a profit of €2.3 million compared to a profit of €7.1 million for the same period in 2007. The result before tax was a profit of €2.5 million compared a profit of €8.0 million for the first half of 2007. The net profit for the first six month of 2006 amounted to €2.8 million versus a profit of €8.5 million for the same period in 2007.

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Subsequent event

On July 23, 2008, Wavecom announced its intention to activate the share repurchase program under the authorization granted to the board of directors at its annual shareholders’ meeting held on May 14, 2008. From August 31, 2008 to the date of these financials accounts, Wavecom has repurchased 425,891 shares at an average price of 4.54 euros.

Trends:

12-month product backlog, on June 30, 2008 stood at €30.2 million, an increase compared the €41.7 millions at December 31, 2007. This increase is mainly explained by the Americas region due to the economical situation and the end of a specific project. The EMEA region is decreasing also, largely due to one major customer transitioned away from distribution while new direct orders have not yet been placed.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: September 23, 2008	By: /s/ Chantal Bourgeat

Chantal Bourgeat
Chief Financial Officer